September 30, 2022

Attn: Julie Sherman/Brian Cascio

Division of Corporation Finance, Office of Life Science

Securities and Exchange Commission

Washington, DC 20549

Re: GBS Inc. 10-K for the Fiscal Year Ended June 30, 2022, Filed September 22, 2022, File No: 001-39825

Dear Sir/Madam:

We are submitting this letter on behalf of GBS Inc. (the “Company”, or “GBS”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 22, 2022, relating to the Company’s Annual Report on Form 10-K, filed with the Commission on September 22, 2022. The Company is concurrently filing an amendment on Form 10-K/A, which reflects changes to the Form 10-K, that includes responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and response letter refer to the Annual Report on Form 10-K.

Item 9A. Controls and Procedures, page 50

1. We note your disclosure that this Annual Report on Form 10-K does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. Since this is your second 10-K these transition rules no longer apply. Please amend your filing to include management’s assessment of internal control and revise your Exhibit 31 certifications accordingly. We refer you to Item 308 of Regulation S-K.

Response: The Company acknowledges that the SEC transition rules no longer apply to the Company in relation to Regulation S-K Item 308 - Internal control over financial reporting, as this relates to the Company’s second Form 10-K filing. The relevant additional paragraphs have been inserted into the Form 10-K/A (amendment no 1), and the following is the Company’s proposed disclosure contained that would be contained in the Form 10-K/A:

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ITEM 9A. CONTROLS AND PRECEDURES

a) Disclosure and control procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report on Form 10-K/A, and have concluded that, based on such evaluation, our disclosure controls and procedures were not effective due to the material weakness in our internal control over financial reporting as of June 30, 2022 as described below.

Notwithstanding the conclusion that our disclosure controls and procedures were not effective as of the end of the period covered by this report, we believe that our consolidated financial statements and other information contained in our annual report on Form 10-K present fairly, in all material respects, our business, financial condition and results of operations for the periods presented.

b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a -15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

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 Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2022, due to the material weaknesses described below.

Material Weaknesses

As a result of the assessment, management concluded that the Company’s internal control over financial reporting was ineffective as of the evaluation date due to the following material weaknesses in control environment, risk assessment, control activities, information and communication and monitoring:.

The lack of sufficient financial reporting and accounting personnel with appropriate knowledge of US GAAP and SEC reporting requirements to prepare consolidated financial statements and related disclosures in accordance with US GAAP and SEC reporting requirements.

Remediation Plan

Management is committed to continuing with the steps necessary to remediate the control deficiencies that constituted the above material weaknesses. Since the IPO, we made the following enhancements to our control environment:

a. We added accounting and finance personnel to provide additional individuals to allow for segregation of duties in the preparation and review of schedules, calculations, and journal entries that support financial reporting, to provide oversight, structure and reporting lines, and to provide additional review over our disclosures;

b. We enhanced our controls to improve the preparation and review over complex accounting measurements, and the application of GAAP to significant accounts and transactions, and our financial statement disclosures;

c. We plan to engage independent experts when complex transactions are entered;

d. We plan to recruit additional financial reporting and accounting personnel with adequate knowledge of US GAAP and SEC rules; and

e. We are in the process of engaging outside consultants to assist us in our evaluation of the design, implementation, and documentation of internal controls that address the relevant risks, and that provide for appropriate evidence of performance of our internal controls (including completeness and accuracy procedures).

Under the direction of the audit committee of the board of directors, management will continue to take measures to remediate the material weakness in the fiscal year 2023. As such, we will continue to enhance corporate oversight over process-level controls and structures to ensure that there is appropriate assignment of authority, responsibility, and accountability to enable remediation of our material weakness.

As we continue to evaluate, and work to improve, our internal control over financial reporting, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary.

This Annual report on Form 10K/A, does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for “emerging growth companies”.

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Changes in Internal Control Over Financial Reporting

Other than the ongoing remediation effort, described above, there have been no changes to the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d 15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Your Sincerely

Spiro Sakiris

Chief Financial Officer (CFO)

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